UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.1)*

                         Oil-Dri Corporation of America
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    677864100
                                 (CUSIP Number)

                              Michael Emanuel, Esq.
                          c/o Loeb Partners Corporation
                  61 Broadway, N.Y., N.Y., 10006 (212) 483-7047
 (Name, address and Telephone Number of Person Authorized to Receive Notices
                                and Communications)

                                 March 15, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]. Check the following box if a fee is being paid with statement [ ]. (A fee is not required only if the following reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described is Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.) Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent. *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remained of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                  SCHEDULE 13D

CUSIP NO. 677864100

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Partners Corporation

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY
4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF         7  SOLE VOTING POWER
SHARES               5,443 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY             4,854 Shares of Common stock
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            5,443 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                     4,854 Shares of Common stock

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          10,297 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.25%

14 TYPE OF REPORTING PERSON*
         CO, BD, IA


                                  SCHEDULE 13D
CUSIP NO. 677864100

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Arbitrage Fund

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS

         WC, O

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED            [  ]
     PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

NUMBER OF         7  SOLE VOTING POWER
SHARES               143,696 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                   -----
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            143,696 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                           -----

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             143,696 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           3.53%

14 TYPE OF REPORTING PERSON*
           PN, BD


                                  SCHEDULE 13D

CUSIP NO. 677864100

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Offshore Fund Ltd.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands

NUMBER OF         7  SOLE VOTING POWER
SHARES               13,443 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                 --------
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            13,443 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                         -------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          14,443 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.33%

14 TYPE OF REPORTING PERSON*
         CO

                                  SCHEDULE 13D

CUSIP NO. 677864100

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Marathon Fund LP

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF         7  SOLE VOTING POWER
SHARES               26,965 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                 --------
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            26,965 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                          -------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          26,965 Shares of Common Stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.66%

14 TYPE OF REPORTING PERSON*
         PN

                                  SCHEDULE 13D

CUSIP NO. 677864100

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Marathon Offshore Fund, Ltd.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands

NUMBER OF         7  SOLE VOTING POWER
SHARES               9,716 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                 --------
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            9,716 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                         -------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           9,716 Shares of Common Stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.24%

14 TYPE OF REPORTING PERSON*
         CO


Item 1.  Security and Issuer.
------   -------------------

This statement refers to the Common Stock of Oil-Dri Corporation of America, 410 North Michigan Avenue, Chicago, IL., 60611.

Item 2.  Identity and Background.
------   -----------------------

Loeb Arbitrage Fund ("LAF"), 61 Broadway, New York, New York, 10006, is a New York limited partnership. It is a registered broker/dealer. Its general partner is Loeb Arbitrage Management, Inc., ("LAM"), a Delaware corporation, with the same address. Its President is Gideon J. King. The other officers of LAM are Thomas L. Kempner, Chairman of the Board, President, Peter A. Tcherepnine, Vice President, Edward J. Campbell, Vice President. Loeb Partners Corporation ("LPC"), 61 Broadway, New York, New York, 10006, is a Delaware corporation. It is a registered broker/dealer and a registered investment adviser. Thomas L. Kempner is its President and a director and its Chief Executive Officer. Norman
N. Mintz is a Vice President and also a director. Gideon J. King is Executive Vice President. Loeb Holding Corporation ("LHC"), a Maryland corporation, 61 Broadway, New York, New York, 10006 is the sole stockholder of LAM and LPC. Thomas L. Kempner is its President and a director as well as its Chief Executive Officer and majority stockholder. Norman N. Mintz and Peter A. Tcherepnine are also directors. Loeb Offshore Fund, Ltd., ("LOF") is a Cayman Islands exempted company. Loeb Offshore Management, LLC ("LOM") is a Delaware limited liability company, a registered investment adviser and is wholly owned by Loeb Holding Corporation. It is the investment adviser of LOF. Gideon J. King and Thomas L. Kempner are Directors of LOF and Managers of LOM. Loeb Marathon Fund ("LMF") is a Delaware limited partnership whose general partner is LAM. Loeb Marathon Offshore Fund Ltd. ("LMOF") is a Cayman Islands exempted company. LOM is the investment adviser of LMOF. All of the individuals named are United States citizens. None have been, within the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.   Source and Amount of Funds or Other Compensation.
------    ------------------------------------------------

Shares of Common Stock were acquired by LAF, LPC, LMF, LOF and LMOF in margin accounts maintained with Bear Stearns Securities Corp.

Item 4.   Purpose of Transaction.
------    ----------------------

LAF, LPC*, LMF, LOF and LMOF ("Loeb") have acquired shares of Common Stock for investment purposes. Loeb intends to review its investment in the Issuer on a continuing basis and may engage in discussions with management and the Board of Directors of the Issuer concerning the business, operations and future plans of the Issuer. Depending on various factors, including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, Loeb may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, seeking Board representation, making proposals to the Issuer concerning the capitalization and operations of the Issuer, purchasing additional Common Stock, selling some or all of its Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock or changing its intention partially or entirely with respect to any and all matters referred to in Item 4.

Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

(a)The persons reporting hereby owned the following shares of Common Stock as of March 15, 2005.

                                     Shares of Common Stock

Loeb Arbitrage Fund                      143,696
Loeb Partners Corporation*                10,297
Loeb Offshore Fund Ltd.                   13,443
Loeb Marathon Fund LP                     26,965
Loeb Marathon Offshore Fund Ltd.           9,716
                                      ----------
                                         204,117

The total shares of Common Stock constitutes 5.02% the 4,066,000 outstanding shares of Common Stock as reported by the issuer.
-------------------------
*Including 3,550 shares of Common Stock purchased and 72 shares sold for the account of one customer of Loeb Partners Corporation as to which it has investment discretion.

(b) See paragraph (a) above.

(c) The following purchases of Common Stock have been made in the last sixty
(60) days by the following:












                                   Purchases of Common Stock

Holder                            Date     Shares      Average Price
Loeb Partners Corp.*          01-13-05        200             $18.16
                              01-14-05        185              18.15
                              01-21-05         68              18.51
                              01-24-05        108              18.46
                              01-25-05       1418              18.51
                              01-27-05        288              18.51
                              02-03-05        468              18.51
                              02-25-05        740              18.38
                              02-25-05        779              18.39
                              02-28-05       1783              18.36
                              03-03-05        319              18.61
                              03-04-05        276              18.61
                              03-07-05        153              18.66
                              03-08-05        153              18.71
                              03-14-05        168              18.51
                              03-14-05        308              18.56
                              03-14-05        183              18.60
                              03-15-05        142              18.41


Holder                                     Shares      Average Price
Loeb Arbitrage Fund           01-13-05       4275             $18.16
                              01-14-05       6299              18.14
                              01-21-05        852              18.51
                              01-24-05       1364              18.46
                              01-25-05      17902              18.50
                              01-27-05       3632              18.51
                              02-03-05       8732              18.51
                              02-25-05       5750              18.36
                              02-25-05      15448              18.39
                              02-28-05      24888              18.36
                              03-03-05       8853              18.61
                              03-04-05       3863              18.61
                              03-07-05       2147              18.66
                              03-08-05       2147              18.70
                              03-14-05        601              18.51
                              03-14-05       4291              18.61
                              03-14-05       4291              18.51
                              03-15-05       1973              18.41

Holder                                     Shares      Average Price
Loeb Offshore Fund            01-13-05        375             $18.16
                              01-14-05        791              18.14
                              01-21-05         80              18.51
                              01-24-05        128              18.46
                              01-25-05       1680              18.50
                              01-27-05        341              18.51
                              02-03-05        800              18.51
                              02-25-05       1445              18.39
                              02-25-05        538              18.36
                              02-28-05       2329              18.36
                              03-03-05        828              18.61
                              03-04-05        361              18.61
                              03-07-05        200              18.66
                              03-08-05        200              18.70
                              03-14-05         56              18.51
                              03-14-05        401              18.51
                              03-14-05        401              18.61
                              03-15-05        185              18.41

Holder                                     Shares      Average Price
Loeb Marathon Fund LP         01-25-05        175             $18.48
                              01-27-05       3739              18.51
                              02-23-05       5613              18.48
                              02-24-05       3508              18.52
                              02-25-05       4403              18.39
                              02-25-05        431              18.39
                              02-28-05        597              18.39
                              03-04-05        367              18.61
                              03-07-05         74              18.66
                              03-08-05         74              18.71
                              03-10-05         11              18.71
                              03-15-05         74              18.41



Holder                            Date     Shares      Average Price
Loeb Marathon Offshore        02-23-05       2387             $18.48
                              02-24-05       1492              18.51
                              02-25-05        597              18.39
                              02-25-05        166              18.39
                              03-04-05        133              18.61
                              03-07-05         26              18.66
                              03-08-05         26              18.70
     Fund, Ltd.               03-10-05         15              18.71
                              03-15-05         26              18.41


                                     Sales of Common Stock

Holder                            Date     Shares      Average Price
Loeb Partners Corp.*          03-08-05        153             $18.66

Holder                            Date     Shares      Average Price
Loeb Arbitrage Fund           03-08-05       2147             $18.66

Holder                            Date     Shares      Average Price
Loeb Offshore Fund            03-08-05        200             $18.66

Holder                            Date     Shares      Average Price
Loeb Marathon Fund LP         02-01-05       1146             $18.18
                              02-24-05       5613              18.48
                              02-28-05        791              18.23
                              02-28-05        597              18.39
                              03-08-05         74              18.66

Holder                            Date     Shares      Average Price
Loeb Marathon Offshore        01-25-05        175             $18.45
     Fund, Ltd.               01-31-05        390              18.33
                              02-24-05       2387              18.48
                              02-28-05         83              18.23
                              02-28-05        597              18.39
                              02-28-05         65              18.23
                              03-08-05         26              18.66
                              03-10-05         26              18.70


-------------------
*Including 3,550 shares of Common Stock purchased and 72 Common Stock sold for the account of one customer of Loeb Partners Corporation as to which it has investment discretion.

All reported transactions were effected on NYSE.

(d) Not applicable.

(e). Not applicable.

Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

                  None.

Item 7.  Materials to be Filed as Exhibits.

             None.






Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 18, 2005                           Loeb Partners Corporation


                                     By: /s/ Gideon J. King
                                             Executive Vice President


March 18, 2005                            Loeb Arbitrage Fund
                                     By: Loeb Arbitrage Management, Inc., G.P.


                                     By: /s/ Gideon J. King
                                             President


March 18, 2005                            Loeb Offshore Fund Ltd.


                                      By: /s/ Gideon J. King
                                              Director


March 18, 2005                            Loeb Marathon Fund LP
                                  By: Loeb Arbitrage Management, Inc., G.P.


                                       By: /s/ Gideon J. King
                                               President


March 18, 2005                          Loeb Marathon Offshore Fund Ltd.


                                        By: /s/ Gideon J. King
                                                Director